

July 13, 2012

Via E-mail
Mr. Nishon Petrossian
President
Great Idea Corp.
2724 Otter Creek Ct 101
Las Vegas, NV 89117

Re: **Great Idea Corp.**
Amendment No. 2 to Registration Statement on Form S-1
Filed June 21, 2012
File No. 333-180761

Dear Mr. Petrossian:

We have reviewed your amendment and your letter dated June 20, 2012, and we have the following comments in addition to those sent to you July 12, 2012. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 7

1.   You also indicate at page 4 and elsewhere that "The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments." However, if the offering proceeds are less than the $72,400 referenced in comment 1 in our letter to you dated July 12, 2012, it is unclear how you could obtain the requisite confirmation from investors. Explain in necessary detail how you ever could obtain the necessary confirmation for any proposed business acquisition if the offering proceeds are less than the 80% threshold you cite. Please revise to clarify.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director